
SembCorp
Industries

03 MAY 13 AM 7:21

Rule 12g3-2(b) File No. 825109

23 April 2003


03050850

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 5/29

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING HELD ON APRIL 23, 2003

SEMBCORP INDUSTRIES LTD

The Board of Directors of SembCorp Industries Ltd ("**SembCorp Industries**" or the "**Company**") wishes to announce that at the Annual General Meeting ("**AGM**") and Extraordinary General Meeting ("**EGM**") of SembCorp Industries both held earlier today, the Chairman of the meetings, with the consent of Shareholders, adjourned the respective meetings.

The Directors of the Company have re-convened the AGM and EGM to the following dates and times:

(a) the AGM will now be held on May 26, 2003 at 11.00 am; and

(b) the EGM will now be held on May 26, 2003 at 11.15 am (or as soon thereafter following the conclusion or adjournment of the AGM).

The venue for both meetings remains unchanged at The Theatrette, 60 Admiralty Road West, Singapore 759947.

In conjunction with the re-convening of the AGM and EGM, the following documents have been despatched to Shareholders today:

(a) the revised 2002 Summary Financial Report (which supersedes and replaces the one first despatched to Shareholders on March 27, 2003), the Notice of the AGM and the Proxy Form for use in relation to the AGM, together with an accompanying Letter to Shareholders dated April 23, 2003; and

(b) the Notice of Adjourned EGM and new Proxy Form, together with an accompanying Letter to Shareholders dated April 23, 2003.

Apart from the revised 2002 audited accounts, there are no changes to the items of ordinary and special business proposed to be transacted at the AGM. There are no changes to the proposed Resolutions to be considered by Shareholders at the EGM.

Further details regarding the re-convened AGM and EGM are contained in the respective Letters to Shareholders dated April 23, 2003 despatched together with the above documents.

Subject to the approval of Shareholders to the dividend to be proposed at the AGM, registrable transfers received by the Company's Share Registrar, M & C Services Private Limited, of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on May 30, 2003 will be registered before entitlements to the proposed dividend are determined. The Register of Transfers and Register of Members of the Company will be closed from June 2 to June 3, 2003 (both dates inclusive) for the payment of dividend. The proposed dividend, if approved at the new AGM to be held on May 26, 2003, will be paid on June 16, 2003.

The expected time-table will be:

Date	**Event**
April 23, 2003	(1) Despatch revised 2002 Summary Financial Report
	(2) Despatch new date, time and place of AGM and EGM
May 5, 2003	Last date for Shareholders to elect to receive the revised full 2002 Annual Report

May 12, 2003	Despatch of revised full 2002 Annual Report to Shareholders who elect to receive the same
May 26, 2003	**(1) AGM to be held at 11.00 am** **(2) EGM to be held at 11.15 am (or as soon thereafter following the conclusion or adjournment of the AGM to be held at 11.00 am)** **Venue of AGM/EGM:** **The Theatrette** **60 Admiralty Road West** **Singapore 759947**
May 30, 2003 (5.00 pm)	Books closure at 5.00 pm to determine entitlements to dividend
June 16, 2003	Dividend payment date

Shareholders who want further clarification may call the following executives of the Company during office hours:

Roseline Hoo at telephone number (65) 6723 3067 or
Kwong Sook May at telephone number (65) 6723 3070

By Order of the Board
Linda Hoon Siew Kin
Group Company Secretary
April 23, 2003

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 23/04/2003 to the SGX

SEMBCORP INDUSTRIES LTD

Notice Of Annual General Meeting

SembCorp Industries Ltd
(Incorporated in the Republic of Singapore)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Fifth Annual General Meeting of the Company will be held at The Theatrette, 60 Admiralty Road West, Singapore 759947 on Monday, May 26, 2003 at 11.00 am for the following purposes:-

Ordinary Business

1.	To receive and adopt the Directors' Report and Accounts for the year ended December 31, 2002	Resolution 1
2.	To approve the payment of a first and final dividend of 12 per cent less income tax and a special dividend of 6 per cent less income tax for the year ended December 31, 2002	Resolution 2
3.	To re-elect the following Directors who retire by rotation pursuant to Article 93 of the Company's Articles of Association and who, being eligible, offer themselves for re-election:	
	(a) Wong Kok Siew	Resolution 3
	(b) Lua Cheng Eng *(independent Chairman of Audit Committee)*	Resolution 4
	(c) Chumpol NaLamlieng	Resolution 5
4.	To re-elect S Iswaran as a Director pursuant to Article 99 of the Company's Articles of Association.	Resolution 6
5.	To consider and, if thought fit, to pass the following resolution:-	Resolution 7
	"THAT pursuant to Section 153(6) of the Companies Act, Cap 50, Tetsuro Kawakami be re-appointed a Director of the Company to hold office until the conclusion of the next Annual General Meeting."	
6.	To approve the sum of $623,417 as Directors' Fees for the year ended December 31, 2002 (2001: $625,500)	Resolution 8
7.	To re-appoint KPMG as Auditors of the Company and authorise the Directors to fix their remuneration	Resolution 9

Special Business

To consider and, if thought fit, to pass the following resolutions which will be proposed as Ordinary Resolutions:-

8. **"THAT** approval be and is hereby given to the Directors to: Resolution 10

(a) offer and grant options in accordance with the provisions of the SembCorp Industries Share Option Plan ("Share Option Plan") and/or to grant awards in accordance with the provisions of the SembCorp Industries Performance Share Plan ("Performance Share Plan") and/or the SembCorp Industries Restricted Stock Plan ("Restricted Stock Plan") (the Share Option Plan, the Performance Share Plan and the Restricted Stock Plan, together the "Share Plans"); and

(b) allot and issue from time to time such number of shares of $0.25 each in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Stock Plan,

PROVIDED THAT the aggregate number of shares to be issued pursuant to the Share Plans shall not exceed 15 per cent of the issued share capital of the Company from time to time."

9 To transact any other business

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary
April 23, 2003

Explanatory Notes:

Resolution 4 – if re-elected, Lua Cheng Eng will remain as Chairman of the Audit Committee. Lua Cheng Eng is an independent director.

Statement pursuant to Article 55 of the Articles of Association of the Company:

Resolution 10 - is to allow the Directors to issue shares pursuant to the Share Plans provided that the aggregate number of shares issued pursuant to the Share Plans shall not exceed 15 per cent of the issued share capital of the Company for the time being.

Note: *A member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company. Proxies must be lodged at the Registered Office of the Company not later than 48 hours before the time of the meeting.*

Notice of Books Closure and Dividend Payment Date

NOTICE IS HEREBY GIVEN that the Register of Members and Share Transfer Books of the

Company will be closed from June 2, 2003 to June 3, 2003, both dates inclusive, to determine the shareholders' entitlements to the proposed dividend. Duly completed transfers of shares received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on May 30, 2003 (the "Book Closure Date") will be registered to determine shareholders' entitlements to the proposed dividend. Subject as aforesaid, shareholders whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on the Book Closure Date will be entitled to the dividend.

The proposed dividend, if approved by the members at the Annual General Meeting, will be paid on June 16, 2003.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 23/04/2003 to the SGX

MASNET No. 10 OF 23.04.2003
Announcement No. 10

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

Notice Of Adjourned Extraordinary General Meeting

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)

NOTICE OF ADJOURNED EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of SembCorp Industries Limited (the "**Company**") convened to be held at The Theatrette, 60 Admiralty Road West, Singapore 759947 on April 23, 2003 at 10.15 a.m. (or as soon thereafter following the conclusion or adjournment of the Fifth Annual General Meeting of the Company to be held at 10.00 a.m. on the same day and at the same place), **has been adjourned** to be held at The Theatrette, 60 Admiralty Road West, Singapore 759947 on **May 26, 2003** at 11.15 a.m. (or as soon thereafter following the conclusion or adjournment of the Fifth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place), for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions of which Resolutions 1 and 3 will be proposed as Ordinary Resolutions and Resolution 2 will be proposed as a Special Resolution:

Resolution 1: Ordinary Resolution
The Proposed Renewal of the Shareholders Mandate

That:

(1) approval be and is hereby given, for the purposes of Chapter 9 of the listing manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**"), for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 2 of the Circular to Shareholders dated October 22, 2002 (the " **2002 Circular**") with any party who is of the class of interested persons described in Appendix 2 of the 2002 Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(2) the approval given in paragraph (1) above (the "**Shareholders Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(3) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders Mandate and/or this Resolution.

Resolution 2: Special Resolution
The Proposed Alteration to Article 8(B) of the Articles of Association

That Article 8(B) of the Articles of Association of the Company be and is hereby altered in the manner and to the extent as set out in Appendix 2 to the Circular to Shareholders dated March 27, 2003.

Resolution 3: Ordinary Resolution
The Proposed Share Issue Mandate

That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the SGX-ST) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company as at the time this Resolution is passed, after adjusting for:

   (i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

   (ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary

Singapore
April 23, 2003

Notes:

1. A member of the Company entitled to attend and vote at the above Meeting is entitled to appoint a proxy to attend and vote in his behalf. Such proxy need not be a member of the Company.

2. Shareholders wishing to appoint a proxy should complete the Proxy Form accompanying this Notice and such Proxy Form must be lodged at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360, not less than 48 hours before the time appointed for the above Meeting.

   Shareholders are advised to read paragraph 2 of the Letter to Shareholders dated April 23, 2003 as to the actions they may take regarding their proxies.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 23/04/2003 to the SGX